Exhibit 99.2

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: January 12, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of a Director

Regulation 34b of the Securities Regulations (Immediate and Periodic reports) 1970

1. Family Name and First Name: Gary Epstein

Type of Identity Number: Passport number

Identity Number: 452063713

Citizenship: Private individual not holding Israeli citizenship, country of citizenship: USA

2.	Date of Birth: 02/19/1948

3.	Address for service: C/o Greenberg Tauring, 333 SE 2d Ave., Miami FL, 33131

4.	Positions of appointment: Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 01/12/2012

7.	Education:

Degree	Field	Academic Institution
J.D.	Law	Harvard Law School
M.A	English Literature	New York University
B.A. and B.H.L	English and Jewish Studies	Yeshiva University

8. Major activities over the past 5 years

Position Filled	Place of Employment	Length of Time Served
Chair of the Global Corporate and Securities Department, a member of the Executive Committee and a Principal Shareholder	Greenberg Traurig, LLP, an international law firm

9.	The Director does not serve as a director in another Corporation

10.	The Director is not an employee of the Corporation or of a subsidiary of the Corporation or of a company connected to the Corporation or of an interested party in the corporation

11.	The Director is not a family member of another Interested Party in the Corporation

12.	The Director does not hold securities of the Corporation or of a subsidiary of the reporting Corporation if the subsidiary’s activity is material to the operation of the reporting Corporation

13.	The Director is not a member of the Board committees

14.	Does the Company view the Director as a financial and economic expert? - yes

15.	Does the Company view the Director as independent? - yes

1. Family Name and First Name: Douglas Sesler

Type of Identity Number: Passport number

Identity Number: 113179460

Citizenship: Private individual not holding Israeli citizenship, country of citizenship: USA

2.	Date of Birth: 12/24/1961

3.	Address for service: Northway Bronxville 54, NY 10708

4.	Positions of appointment: Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 01/12/2012

7.	Education:

Degree	Field	Academic Institution
B.A.	Government	Cornell University

8.	Major activities over the past 5 years

Position Filled	Place of Employment	Length of Time Served
Private real estate investor

Head of global real estate principal investments	Bank of America, Merrill Lynch	3 years

Co-head of real estate investment banking; managing partner in the real estate investment banking group	Merrill Lynch	3 years

9.	The Director does not serve as a director in another Corporation

10.	The Director is not an employee of the Corporation or of a subsidiary of the Corporation or of a company connected to the Corporation or of an interested party in the Corporation

11.	The Director is not a family member of another Interested Party in the Corporation

12.	The Director does not hold securities of the Corporation or of a subsidiary of the reporting Corporation if the subsidiary’s activity is material to the operation of the reporting Corporation

13.	The Director is not a member of the Board committees

14.	Does the Company view the Director as a financial and economic expert? - yes

15.	Does the Company view the Director as independent? - yes

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.